# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QVC Group, Inc., CIK 0001355096
CUSIP: 74915M605
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 04/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002132108

## Reporting persons
- DORFMAN JONATHAN H: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: QVC Group, Inc.
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, PA 19380

## Item 2. Person Filing
Name of person filing: JONATHAN H. DORFMAN
Address of principal business office or, if none, residence: c/o Wilk Auslander LLP, 825 8th Avenue, Suite 2900, NY, NY 10019
Citizenship: NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of April 17, 2026, the Reporting Person held 0 shares of Series A Common Stock.
Percent of class: 0%.
Sole power to vote or to direct the vote: 0.
Shared power to vote or to direct the vote: 0.
Sole power to dispose or to direct the disposition: 0.
Shared power to dispose or to direct the disposition: 0.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DORFMAN JONATHAN H: /s/ Jonathan H. Dorfman, JONATHAN H. DORFMAN (05/15/2026)